
06015853


SEC MAIL
RECEIVED
PROCESSING
AUG 0 7 2006
WASH, D.C.
209
SECTION

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883.HK)

ANNOUNCEMENT

SUPPL

This is a voluntary announcement made by China Oilfield Services Limited (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors (the "Board") of the Company announces that, as part of its ordinary course of business, the Company is considering acquisition opportunities in both domestic and overseas markets, including a potential investment opportunity in PT Apexindo Pratama Duta Tbk, an Indonesian oilfield services company. To date, the Company has not made any significant progress on any such projects. The Company will make further announcements as and when appropriate pursuant to the requirements of the Listing Rules.

This announcement is made by the order of the Board. The directors of the Company independently and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
CHINA OILFIELD SERVICES LIMITED
Chen Weidong
Company Secretary

Hong Kong, 3 August 2006

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors are Messrs. Gordon Che Keung Kwong, Andrew Y. Yan and Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.